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                                    GMO Trust
                                 40 Rowes Wharf
                                Boston, MA 02110





May 26, 2006



U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: GMO Trust (File Nos. 2-98772 and 811-04347; CIK No. 0000772129)

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), the registrant, GMO Trust (the "Trust" or "registrant"), requests that Post-Effective Amendment No. 124 under the Securities Act and Post-Effective Amendment No. 152 under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Trust's Registration Statement filed today on EDGAR pursuant to Rule 485(b) under the Securities Act on Form N-1A (Accession No. 0000950135-06-003687) (this "Amendment"), be withdrawn.

This Amendment relates to the registration and offering of Class III (C000032211), Class IV (C000032212), Class V (C000032213), and Class VI
(C000032214) Shares of GMO Inflation Indexed Plus Bond Fund (S000011778), a new series of the Trust (the "Fund"). The registrant is requesting withdrawal of this Amendment because it was filed in error by our filing agent, Bowne & Co., Inc., without the prior approval of the registrant. No shares of the Fund were sold in connection with the filing of this Amendment.

Please direct any questions you may have with respect to this filing to me (617-346-7520) or Amy Snyder at Ropes & Gray LLP (617-951-7073).


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U.S. Securities and Exchange Commission      - 2 -                  May 26, 2006


Best regards,

/S/ JASON HARRISON

Jason Harrison, Esq.
Clerk

cc: John M. Ganley, Esq., Securities and Exchange Commission
    J.B. Kittredge, Grantham, Mayo, Van Otterloo & Co. LLC
    Thomas R. Hiller, Esq., Ropes & Gray LLP